UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-33642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MASIMO CORPORATION

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MASIMO CORPORATION

40 Parker

Irvine, California 92618

Masimo Corporation

Retirement Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Plan Committee of the

Masimo Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Masimo Corporation Retirement Savings Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions for the year ended December 31, 2010 and the supplemental schedule of assets (held at end of year) as of December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Los Angeles, California

June 29, 2011

Report of Independent Registered Public Accounting Firm

To the Plan Committee

We have audited the accompanying statements of net assets available for benefits of Masimo Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Irvine, California

June 29, 2010

Masimo Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
ASSETS
Cash	$6,350	$5,665
Investments, at fair value, participant directed
Pooled separate accounts	22,814,769	17,249,213
Mutual funds	959,396	—
Masimo Corporation common stock	2,237,991	1,969,951

Total Investments, at fair value, participant directed	26,012,156	19,219,164

Investments, at fair value, non-participant directed
Principal Financial Group common stock	40,537	29,930

Receivables:
Participant contributions	227,267	57,605
Employer contributions	72,658	19,602
Notes receivable from participants	363,399	301,046

Total receivables	663,324	378,253

Net assets available for benefits	$26,722,367	$19,633,012

The accompanying notes are an integral part of these financial statements.

Masimo Corporation

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009	2008
Additions to net assets
Contributions
Participant deferral contributions	$3,955,598	$3,411,489	$3,111,837
Participant rollover contributions	770,574	972,705	487,916
Employer contributions	1,162,083	1,129,893	1,004,775

Total contributions	5,888,255	5,514,087	4,604,528

Investment income (loss)
Interest and dividends	246,513	623	560
Net appreciation (depreciation) in fair value of investments	2,913,446	2,769,064	(4,548,488)

Total investment income (loss)	3,159,959	2,769,687	(4,547,928)

Interest income on notes receivable from participants	15,034	15,560	10,004

Total additions to net assets	9,063,248	8,299,334	66,604

Deductions from net assets
Distributions to participants	1,958,857	791,443	846,707
Plan administrative expenses	15,036	32,139	32,814

Total deductions from net assets	1,973,893	823,582	879,521

Net increase (decrease) in net assets available for benefits	7,089,355	7,475,752	(812,917)

Net assets available for benefits, at beginning of year	19,633,012	12,157,260	12,970,177

Net assets available for benefits, at end of year	$26,722,367	$19,633,012	$12,157,260

The accompanying notes are an integral part of these financial statements.

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Masimo Corporation Retirement Savings Plan, or the Plan, is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General

The Plan is a cash deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, covering all U.S. employees of Masimo Corporation, or the Company, or Masimo. The Plan was established for the purpose of providing retirement benefits for U.S. employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Code with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, ERISA. The Plan is administered by the 401(k) Committee, members of which are appointed by the Company’s Board of Directors. Principal Life Insurance Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant. The Plan was originally adopted in April 1995, and has been amended at various times through December 2010, including an amendment in February 2008, which added Masimo’s common stock as an additional investment option to Plan participants.

Eligibility

For the years ended December 31, 2010, 2009 and 2008, all employees who are at least 18 years of age and on the U.S. payroll of the Company or its subsidiaries, are eligible to participate in the Plan as of the first date of employment with the Company or one of its U.S. subsidiaries.

Contributions

Employees may elect to defer a percentage of their eligible compensation into the Plan. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service, or IRS, each year. Such deferral limitation was $16,500 in 2010 and 2009, and $15,500 in 2008. Employees who attained the age of 50 on or before December 31, 2010 or 2009, were eligible to make catch-up contributions of up to $5,500 during that respective plan year. Employees who attained the age of 50 on or before December 31, 2008, were eligible to make catch-up contributions of up to $5,000 during that plan year.

In 2010, 2009 and 2008, the Company matched 100% of a participant’s salary deferral, up to a maximum deferral of 3% of each participant’s compensation for the pay period. The maximum aggregate matching contribution was $7,350 in 2010 and $6,900 in both 2009 and 2008. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In order to be eligible for matching contributions, a participant need not complete any service requirement.

Principal Life Insurance Company, the asset custodian, maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Plan earnings, by investment fund, are allocated daily by the asset custodian on the basis of the ratio that each eligible participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.

The Company may also make discretionary contributions to the Plan in such amounts as determined by resolution of the Board of Directors. There were no discretionary contributions for the years ended December 31, 2010, 2009 or 2008.

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements – (continued)

Investment Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in pooled separate accounts, or PSAs, maintained by Principal Life Insurance Company, in selected mutual funds beginning in 2010 and in Masimo’s common stock.

Vesting

Participant contributions are fully vested when made.

Participants in the Plan receive vesting credit for Company matching contributions based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (whole years)	Vesting
Less than 2	0%
2	50%
3	75%
4 or more	100%

Distributions and Payments of Benefits

The normal retirement age is 65. Participants who incur a termination of employment prior to their normal retirement age are entitled to that portion of their Plan benefits earned to date, with vesting based upon the whole years of service credited as of the date of termination.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses. During the years ended December 31, 2010, 2009 and 2008, $11,054, $28,976 and $30,788 of forfeitures, respectively, were used to pay administrative expenses. Also, beginning in 2010, forfeitures may be used to reduce employer matching contributions. During the year ended December 31, 2010, $155,189 of forfeitures was used to reduce employer matching contributions. As of December 31, 2010 and 2009, the unallocated forfeiture balance was $4,936 and $26,404, respectively.

Administrative Expenses

During the years ended December 31, 2010, 2009 and 2008, administrative expenses paid out of plan assets were $15,036, $32,139 and $32,814, respectively. These expenses were first paid by using forfeitures of terminated participants’ non-vested balances. The remaining administrative expense amounts, which were primarily fees on notes receivable from participants, were paid from participants’ accounts. During the years ended December 31, 2010, 2009 and 2008, the Company directly paid $24,979, $3,588 and $0 of plan administrative expenses, respectively.

Notes receivable from participants

Notes receivable from participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. The term of the note may not exceed five years. Notes bear interest at fixed annual rates that are computed as the prime interest rate plus two percent on the date the note is processed. At December 31, 2010 and 2009, the annual interest rate of all notes outstanding was between 5.25% and 10.25%. Principal and interest are paid ratably through payroll deductions.

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements – (continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America, or GAAP.

Investments

Investments are primarily held in PSAs by Principal Life Insurance Company as asset custodian. Units of PSAs are valued at estimated fair values determined by the custodian, which represent the net asset value of units held by the Plan at year end.

Other investments, including selected mutual funds and Masimo common stock, are valued at the quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is accrued on the ex-dividend date.

In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 common shares of Principal Financial Group, or PFG. The PFG common stock was a non-participant directed investment. See Note 6 below for more details.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements. Significant estimates are made in determining fair value of investments in PSAs. Actual results could differ from those estimates.

Reclassifications

Participant loans previously reported as a component of participant directed investments have been reclassified to a component of receivables pursuant to current authoritative accounting guidance. In addition, interest income on notes receivable from participants which was previously reported under investment income, has been reclassified to a separate line item on the Statement of Changes in Net Assets Available for Benefits.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Contributions

Contributions made by participants and the employer are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was earned.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2010-06, or ASU 10-06, Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements. ASU 10-06 requires an entity to disclose separately the amounts of significant transfers in and out of level 1 and 2 fair value measurements, and describe the reasons for the transfers. Also, it requires additional disclosure regarding purchases, sales, issuances and settlements of level 3 measurements. ASU 10-06 is effective for interim and annual periods beginning after

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements – (continued)

December 15, 2009, except for the additional disclosure of level 3 measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of this ASU for level 1 and 2 measurements did not have a material impact on the Plan’s financial statements. The Plan’s management does not expect the adoption of this statement for level 3 measurements to have a material impact on its financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, or ASU 11-04, Fair Value Measurements – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 11-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. This ASU is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan’s management is currently evaluating the impact of the pending adoption on its financial statements.

3.	Fair Value Measurements

The authoritative guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The PSAs are funds that are only available to the clients of PFG. The net asset value of a PSA is based on the market value of its underlying investments and is not a publicly-quoted price in an active market. These fair values are generally obtained from third party pricing services or determined through the use of valuation models or methodologies, including matrix pricing, using substantially all observable inputs. Prices are validated through an investment analyst review process including direct interaction with external sources, recent trade activity or through the use of internal models. As of December 31, 2010, there are no unfunded commitments related to the PSAs. Also, except for the commercial real estate class, the PSA’s may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period.

The PSAs in the large U.S. equity investment class seek to invest a majority of assets in common stocks of companies with large market capitalizations (those with market capitalizations similar to a Russell 1000 Index or S&P 500 Index) at the time of purchase.

The PSAs in the small/mid U.S. equity investment class seek to invest a majority of assets in common stocks of companies with medium or small market capitalizations (those with market capitalizations similar to a Russell MidCap Index, Russell 2000 Index or S&P SmallCap 600 Index) at the time of purchase.

The PSAs in the international equity investment class seek to invest a majority of assets in companies (1) with their principal place of business or principal office outside of the United States, (2) for which the principal securities trade on a foreign exchange, (3) with small to medium market capitalizations and (4) that derive 50% or more of their total revenue from goods or services produced or sold outside of the United States.

The PSAs in the balanced/asset allocation investment class seek a total return consisting of long-term growth of capital and current income. The fund invests in underlying domestic and foreign equity, real estate investments and fixed-income funds according to an asset allocation strategy designed for investors having various investment time horizons.

The PSA in the short term fixed income investment class seek a high a level of current income consistent with preservation of principal and maintenance of liquidity. It invests in a portfolio of high quality, short-term money market instruments. The investments are U.S. dollar denominated securities which the sub-advisor believes present minimal credit risks.

The PSA in the fixed income investment class invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and U.S. government and agency-backed securities.

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements – (continued)

One PSA is a commercial real estate fund. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates and discount rates. In addition, each property is appraised annually by an independent appraiser. In September 2008, this PSA was restricted to only allow contributions to the account, but delayed the payment of withdrawal requests to a prorated basis as cash becomes available. As of December 31, 2010, this PSA remained restricted. Since these pricing inputs are unobservable and the payment of withdrawals is delayed, the commercial real estate fund is categorized as a level 3 investment.

There were no transfer of investments between level 1 and level 2 inputs during the year ended December 31, 2010. The following tables represent the Plan’s fair value hierarchy for its investments:

	Fair Value Measurements as of December 31, 2010
Investment Class	Level 1	Level 2	Level 3	Total
Shares of Pooled Separate Accounts:
Large U.S. Equity	$—	$4,567,723	$—	$4,567,723
Small/Mid U.S. Equity	—	5,642,070	—	5,642,070
International Equity	—	3,693,447	—	3,693,447
Balance/Asset Allocation	—	4,720,956	—	4,720,956
Short Term Fixed Income	—	2,338,827	—	2,338,827
Fixed Income	—	1,048,594	—	1,048,594
Commercial Real Estate	—	—	803,152	803,152
Mutual Funds:
Large U.S. Equity	18,735	—	—	18,735
Fixed Income	940,661	—	—	940,661
Masimo Common Stock	2,237,991	—	—	2,237,991
Principal Financial Group Common Stock	40,537	—	—	40,537

Total	$3,237,924	$22,011,617	$803,152	$26,052,693

	Fair Value Measurements as of December 31, 2009
Investment Class	Level 1	Level 2	Level 3	Total
Shares of Pooled Separate Accounts:
Large U.S. Equity	$—	$3,496,103	$—	$3,496,103
Small/Mid U.S. Equity	—	3,569,819	—	3,569,819
International Equity	—	2,804,034	—	2,804,034
Balance/Asset Allocation	—	3,107,529	—	3,107,529
Fixed Income	—	3,541,331	—	3,541,331
Commercial Real Estate	—	—	730,397	730,397
Masimo Common Stock	1,969,951	—	—	1,969,951
Principal Financial Group Common Stock	29,930	—	—	29,930

Total	$1,999,881	$16,518,816	$730,397	$19,249,094

The following table sets forth information summarizing the changes in fair value of the Plan’s level 3 assets for the commercial real estate investment under shares of the PSAs:

	Year Ended December 31,
Description	2010	2009	2008
Balance, at the beginning of the period	$730,397	$810,855	$901,594
Net gains (losses)	109,254	(287,002)	(121,366)
Net purchases, issuances and settlements	(36,499)	206,544	30,627

Balance, at the end of the period	$803,152	$730,397	$810,855

Unrealized gains (losses)	$133,921	$(278,616)	$(206,165)

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements – (continued)

Net gains (losses), including unrealized gains and losses, are included as part of the net increase (decrease) in fair value of investments in the statements of changes in net assets available for benefits.

4.	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
Investment	2010	2009
Principal Money Market	$2,338,827	$2,230,776
Masimo Common Stock	2,237,991	1,969,951
Principal Lifetime 2030	2,077,726	**
Principal International Emerging Markets	1,923,602	1,440,749
Principal Diversified International	1,769,845	1,363,285
Principal Large Cap S&P 500 Index	1,658,867	1,349,434
Principal Mid Cap Blend	1,477,463	**

**	Amount represents less than 5% of the Plan’s net assets available for benefits as of the applicable year end.

The Plan’s investments, including gains and losses on investments sold during the years, changed in value as follows:

	Year Ended December 31,
Description	2010	2009	2008
Shares of Pooled Separate Accounts	$2,876,043	$2,631,405	$(4,414,860)
Mutual Funds	38,132	—	—
Masimo Common Stock	(11,336)	135,829	(76,022)
Principal Financial Group Common Stock	10,607	1,830	(57,606)

Net appreciation (depreciation) in fair value of investments	$2,913,446	$2,769,064	$(4,548,488)

5.	Party-in-Interest Transactions

Transactions in shares of Masimo’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Masimo is the Plan administrator. During the years ended December 31, 2010, 2009 and 2008, the Plan made purchases of $2,012,709, $1,488,190 and $2,060,861, respectively, and sales of $1,733,333, $829,247 and $809,660, respectively, of Masimo’s common stock on behalf of Plan participants.

Certain Plan investments are shares of PSAs managed by Principal Global Investors and/or Principal Financial Advisors, which along with Principal Life Insurance are members of PFG. Principal Life Insurance is also the trustee, custodian and record keeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Additionally, management fees and operating expenses charged to the Plan for investments in PSAs are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of the PFG common stock. These shares have not been allocated to current or previous participants in the Plan and are nonparticipant directed. See Note 6 for further details.

6.	Principal Financial Group Common Stock Investment

In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of PFG common stock at a cost of $0. Since this demutualization, the number of shares of PFG common stock has neither increased nor decreased. These shares have not been allocated to current or previous participants in the Plan and

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements – (continued)

are nonparticipant directed. The Plan administrator has not yet concluded its process of allocating the value and related earnings of these shares to current and previous participants in the Plan.

7.	Tax Status of the Plan

As of December 31, 2007, the Plan’s adoption of a prototype plan document included the opinion of the IRS that the sponsored prototype plan was a qualified benefit plan under the Code. The Plan was amended in February 2008. In June 2009, the Plan administrator received a favorable determination letter from the IRS stating that the Plan, as amended, was qualified under Section 401(a) of the Code; therefore, the Plan was exempt from taxation. The Plan was amended in November 2009 and most recently in December 2010. Since neither of these amendments were significant, no additional determination letter from the IRS was required. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified under Section 401(a) of the Code and the related trust is tax-exempt as of December 31, 2010 and 2009.

Masimo Corporation

Retirement Savings Plan

Supplementary Information

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Year ended December 31, 2010

Participant Contributions Transferred Late to Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VCFP) and Prohibited Transaction Exemption 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$5,500	None	$5,500	None	None

Masimo Corporation

Retirement Savings Plan

Supplementary Information

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Value
	Pooled Separate Accounts:
*	Principal Life Insurance Company	Principal Large Cap Value I	$704,786
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index	1,658,867
*	Principal Life Insurance Company	Principal Large Cap Blend II	950,349
*	Principal Life Insurance Company	Principal Large Cap Growth I	213,686
*	Principal Life Insurance Company	Principal Large Cap Growth II	1,040,035
*	Principal Life Insurance Company	Principal Mid Cap Value I	1,014,238
*	Principal Life Insurance Company	Principal Mid Cap Blend	1,477,463
*	Principal Life Insurance Company	Principal Mid Cap Growth III	861,706
*	Principal Life Insurance Company	Principal Small Cap Value II	564,392
*	Principal Life Insurance Company	Principal Small Cap S&P 600 Index	1,151,224
*	Principal Life Insurance Company	Principal Small Cap Growth I	573,047
*	Principal Life Insurance Company	Principal International Emerging Markets	1,923,602
*	Principal Life Insurance Company	Principal Diversified International	1,769,845
*	Principal Life Insurance Company	Principal Lifetime Strategic Income	63,453
*	Principal Life Insurance Company	Principal Lifetime 2010	249,018
*	Principal Life Insurance Company	Principal Lifetime 2020	1,080,450
*	Principal Life Insurance Company	Principal Lifetime 2030	2,077,726
*	Principal Life Insurance Company	Principal Lifetime 2040	949,558
*	Principal Life Insurance Company	Principal Lifetime 2050	300,751
*	Principal Life Insurance Company	Principal Money Market	2,338,827
*	Principal Life Insurance Company	Principal Bond and Mortgage	1,048,594
*	Principal Life Insurance Company	Principal U.S. Property	803,152

	Total Pooled Separate Accounts		22,814,769

	Mutual Funds:
	MFS	Value R2 Fund	18,735
	PIMCO	Total Return R Fund	940,661

	Total Mutual Funds		959,396

	Common Stock:
*	Masimo Corporation	76,986 shares	2,237,991
*	Principal Financial Group	1,245 shares	40,537

	Other:
*	Notes receivable from participants	Interest rates range from 5.25% to 10.25%, with scheduled maturity dates between August 2011 and December 2015	363,399

			$26,416,092

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed, except for Principal Financial Group common stock for which the cost is $0.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Masimo Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASIMO CORPORATION RETIREMENT SAVINGS PLAN

Date: June 29, 2011	By:	/s/ JOE KIANI
Joe Kiani
Chief Executive Officer and Chairman of Masimo Corporation, and Plan Trustee of Masimo Corporation Retirement Savings Plan

EXHIBIT INDEX

Exhibit Number	Exhibit Title

23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP

23.2	Consent of Independent Registered Public Accounting Firm – McGladrey & Pullen, LLP